Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated September 30, 2016

Relating to Preliminary Prospectus Supplement dated September 29, 2016

To Prospectus dated July 26, 2016

Registration Statement No. 333-212554

PRICING TERM SHEET

Arbor Realty Trust, Inc.

$75,000,000 aggregate principal amount of

6.50% Convertible Senior Notes due 2019 (the “notes”)

The information in this pricing term sheet relates only to Arbor Realty Trust, Inc.’s offering (the “offering”) of its 6.50% Convertible Senior Notes due 2019 and should be read together with the preliminary prospectus supplement dated September 29, 2016 relating to the offering (the “preliminary prospectus supplement”) and the related base prospectus dated July 26, 2016, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein.

The information in this pricing term sheet updates and, to the extent inconsistent, supersedes the information in the preliminary prospectus supplement and the accompanying prospectus. You should read the entire preliminary prospectus supplement, accompanying prospectus and documents incorporated by reference therein carefully, especially the “Risk Factors” sections and the consolidated financial statements and related schedules and notes, before deciding to invest in our securities. Terms used but not defined herein have the meanings given in the preliminary prospectus supplement.

Issuer:	Arbor Realty Trust, Inc.

Ticker / Exchange for common stock:	ABR / New York Stock Exchange (the “NYSE”)

Title of securities:	6.50% Convertible Senior Notes due 2019

Aggregate principal amount offered:	$75,000,000 aggregate principal amount of notes (or $86,250,000 if the underwriters’ over-allotment option is exercised in full)

Maturity date:	October 1, 2019, unless earlier purchased or converted

Price to public:	100% of principal amount plus accrued interest, if any, from October 5, 2016

Interest:	6.50% per annum, accruing from the Closing Date

Interest payment dates:	April 1 and October 1, beginning April 1, 2017

Interest payment record dates:	March 15 and September 15 of each year

Last reported sale price:	$7.62 per share of the Issuer’s common stock on the NYSE on September 29, 2016

Conversion premium:	Approximately 10.00% over the Last Reported Sale Price

Initial conversion price:	Approximately $8.38 per share of common stock

Initial conversion rate:	119.3033 shares of common stock per $1,000 principal amount of the notes

Aggregate underwriting discount:	$3,000,000 ($3,450,000 if the underwriters’ over-allotment option is exercised in full)

Adjustment to conversion rate upon conversion upon a make-whole fundamental change

If and only to the extent a holder elects to convert its notes in connection with a make-whole fundamental change (as defined under “Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change” in the preliminary prospectus supplement), the Issuer will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock. The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of notes in connection with a make-whole fundamental change, as the case may be:

Stock Price

Effective Date	$7.62	$8.38	$8.50	$9.00	$9.50	$10.00	$10.50
October 5, 2016	11.9302	10.7420	9.6378	5.6480	2.6822	0.7305	0.0000
October 1, 2017	11.9302	9.4522	8.3980	4.6887	2.0685	0.4467	0.0000
October 1, 2018	11.9302	7.1312	6.1376	2.8043	0.7401	0.0000	0.0000
October 1, 2019	11.9302	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $10.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $7.62 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 131.2335 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the preliminary prospectus supplement.

Use of proceeds:

The Issuer estimates that the net proceeds of this offering will be approximately $71.8 million (or approximately $82.6 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds of this offering to make investments relating to its business and for general corporate purposes. Pending application of the net proceeds as described above, the Issuer intends to invest the proceeds in interest-bearing accounts and short-term interest-bearing securities that are consistent with the Issuer’s qualification as a REIT.

Trade date:	September 30, 2016

Closing date:	October 5, 2016

Joint book-running managers:	J.P. Morgan Securities LLC, JMP Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP / ISIN:	038923 AA6 / US038923AA69

No listing:	The Notes will not be listed on any securities exchange.

The Issuer has filed a registration statement (including a base prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus, and the information incorporated therein by reference, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, any joint book-running manager or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request them by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at propectus-eq_fi@jpmchase.com; or JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, Attention: Prospectus Department, or by telephone at (415) 835-3959.

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